SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)

                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.
..

                           Magal Security Systems Ltd.



6-K Items

     1. Magal Security Systems Ltd. Proxy Statement for Annual General Meeting to be held August 16, 2007.

     2.   Magal Security Systems Ltd. Proxy Card.

                                                                          ITEM 1

                           MAGAL SECURITY SYSTEMS LTD.

                                  P.O. Box 70,
                                Industrial Zone,
                               Yehud 56100, Israel

                               ------------------

                      NOTICE OF 2007 ANNUAL GENERAL MEETING
                                OF SHAREHOLDERS

                               ------------------

To Our Shareholders:

         You are cordially invited to attend the Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held on Thursday, August 16, 2007 at 10:00 a.m., at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel, for the following purposes:

     1. To elect six directors and two outside directors;

     2. To approve the terms of compensation for certain of our directors;

     3. To approve the terms of compensation for our outside directors;

     4. To approve the terms of compensation of Mr. Jacob Perry, the Deputy Chairman of our Board of Directors;

     5. To approve the terms of retirement of Mr. Jacob Even-Ezra, Chairman of the Board of Directors;

     6. To approve the terms of employment of Mr. Izhar Dekel, our new Chief Executive Officer;

     7. To ratify the reappointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2007 and to authorize our Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services;

     8. To approve the terms of procurement of a directors' and officers' liability insurance policy; and

     9. To review and discuss our Directors' Report, Consolidated Financial Statements and Auditors' Report for the year ended December 31, 2006.

         Shareholders of record at the close of business on July 9, 2007 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                              BY ORDER OF THE BOARD
                                              OF DIRECTORS
                                              /s/Jacob Even-Ezra
                                              JACOB EVEN-EZRA
                                              Chairman of the Board of Directors


Yehud, Israel
July 12, 2007

                           MAGAL SECURITY SYSTEMS LTD.

                                  P.O. Box 70,
                                Industrial Zone,
                               Yehud 56100, Israel

                               ------------------

                                 PROXY STATEMENT

                   2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                               ------------------

          This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the 2007 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, August 16, 2007 at 10:00 a.m., at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel.

         This Proxy Statement, the attached Notice of 2007 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about July 12, 2007.

Purpose of the Annual General Meeting

          It is proposed that at the Meeting the following resolutions be adopted (i) to elect six directors for terms expiring in 2008 and two outside directors for terms expiring in 2010; (ii) to approve the terms of compensation for certain of our directors; (iii) to approve the terms of compensation for our outside directors; (iv) to approve the terms of compensation of Mr. Jacob Perry, the Deputy Chairman of our Board of Directors; (v) to approve the terms of retirement of Mr. Jacob Even-Ezra, Chairman of our Board of Directors; (vi) to approve the terms of employment of Mr. Izhar Dekel, our new Chief Executive Officer; (vii) to ratify the reappointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2007 and to authorize our Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services; and (viii) to approve the terms of procurement of a directors' and officers' liability insurance policy. Additionally, our Directors' Report, Consolidated Financial Statements and Auditor's Report for the year ended December 31, 2006 will be presented and discussed.

          We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

          Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on July 9, 2007, are entitled to notice of, and to vote in person or by proxy at the Meeting.

          Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for directors and FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

          We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

          You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

         As of July 9, 2007, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 10,394,248 ordinary shares. Each ordinary share entitles the holder to one vote.

         The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information, as of July 9, 2007, pertaining to the beneficial ownership of our ordinary shares by (i) persons known to us to own beneficially five percent or more of our ordinary shares and
(ii) all directors and executive officers of the company as a group.

         The information contained herein has been obtained from our records or from information furnished directly by the individual or entity to us.

                                               Number of
                                            Ordinary Shares     Percentage of
                                              Beneficially       Outstanding
 Name                                           Owned(1)      Ordinary Shares(2)
 -------------------------------------------    --------      ------------------

 Nathan Kirsh (3)...........................   1,832,227            17.63%
 Mira Mag Inc.(4)...........................   1,485,852           14.29 %
 Diker Management LLC (5) ..................   1,007,601            9.69%
 Clough Capital Partners L.P. (6) ..........     711,669            6.85%
All directors and executive officers as a
group  (16 persons) ..............             2,617,775            24.82%
--------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible debenture notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2) The percentages shown are based on 10,394,248 ordinary shares issued and outstanding as of July 9, 2007.
(3) Includes Mr. Kirsh's beneficial ownership of 1,485,852 ordinary shares held by Mira Mag Inc. (see footnote (4) below).
(4) Mira Mag Inc. is the holder of 1,485,852 ordinary shares. The beneficial owner of such shares is The Eurona Foundation. The Eurona Foundation is an entity controlled by Nathan Kirsh, the trustees of which are Prinz Michael von Liechtenstein, Altenbach 8, P.O. Box 339, FL-9490 Vaduz, Liechtenstein, and Nathan Kirsh, Spintex Village, Ezulwini, Swaziland.
(5)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G filed with the Securities and Exchange Commission on February 12, 2007. The Schedule 13G indicates that as the sole general partner of certain Diker partnerships with respect to stock directly owned by certain

         Diker funds, or the Diker Funds, Diker GP, has the power to vote and dispose of the shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP and Diker Management. The foregoing reporting persons disclaim all beneficial ownership, however, as affiliates of a Registered Investment Adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares.
(6)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G/A filed with the Securities and Exchange Commission on February 6, 2007. The Schedule 13G/A indicates that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC. Each such reporting person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

                 I. ELECTION OF DIRECTORS AND OUTSIDE DIRECTORS
                     (Items 1A, 1B and 1C on the Proxy Card)

         Our Articles of Association provide for a board of directors consisting of no less than three and no more than eleven members, as may be determined from time to time at a general meeting of our shareholders. At this time, management is recommending six nominees for election as directors and two nominees for election as outside directors. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the six nominees for election as directors named in the following table. Messrs. Even-Ezra, Dekel, Kirsh, Nuss, Perry and Livne currently serve as our directors. In addition, we have two outside directors currently serving three-year terms, Mr. Shaul Kobrinsky and Mrs. Anat Winner, who are standing for re-election for additional three-year terms at this Meeting.

         Each director, other than the outside directors, will hold office until the next Annual General Meeting and until such director's successor shall have duly taken office, unless such director's office is earlier vacated under any relevant provisions of our Articles of Association or pursuant to the requirements of applicable law. All the members of our Board of Directors (other than outside directors) may be reelected upon completion of their term of office. The outside directors have each held office for a three-year term and, pursuant to the Israeli Companies Law may be re-elected only for one additional three-year term.

         In the event any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

         Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for the election as directors of Messrs. Even-Ezra, Dekel, Kirsh, Nuss, Perry and Livne. The approval of the election as outside directors of Mrs. Anat Winner and Mr. Shaul Kobrinsky will require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon, provided that (i) at least one third of the non-controlling shareholders represented and voting at the Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our company.

         The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to us by the nominees. Reference is made to "Security Ownership of Certain Beneficial Owners and Management" for information pertaining to share ownership by the nominees.

Nominees for Director

Name                            Age        Position with the Company
----                            ---        -------------------------
Jacob Even-Ezra..................76        Chairman of the Board
Izhar Dekel......................55        Chief Executive Officer, President
                                            and Director
Nathan Kirsh.....................75        Director
Jacob Nuss.......................59        Director
Jacob Perry .....................63        Deputy Chairman of the Board
Zeev Livne ......................62        Director
Shaul Kabrinsky..................55        Outside Director
Anat Winner......................48        Outside Director


         Jacob Even-Ezra has served as the chairman of our Board of Directors since 1984. From 1984 until 2006, he also served as our chief executive officer, and from 1987 until 1990, he served as our president as well. He is currently a member of the Executive Council and the Management Committee of Tel-Aviv University. From 1985 to 1988, Mr. Even-Ezra was also chairman of the Israel Export Institute. Mr. Even-Ezra holds a B.Sc. in Electrical Engineering from Israel Institute of Technology, or the Technion. Recently, Mr. Even-Ezra notified our Board that he intends to retire from his position as Chairman not later than December 31, 2007, but will continue to serve as a member of our board. Upon Mr. Evan Ezra's retirement, Mr. Jacob Perry will become the Chairman of our Board.

         Izhar Dekel has served as our president since 1990, as our chief executive officer since 2006 and as a director since 1993. Mr. Dekel served as our finance manager from 1984 to 1990. Mr. Dekel holds an M.B.A. and a B.A. in Economics and International Relations from the Hebrew University of Jerusalem.

         Nathan Kirsh has served as a director since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 100% of the ordinary shares of our company that are held by Mira Mag Inc. Mr. Kirsh holds a B.S. in Commerce from the University of Witwatersrand, Johannesburg.

         Jacob Nuss has served as a director since 1993. Mr. Nuss currently serves as the vice president - internal auditing of Israel Aerospace
Industries Ltd., or IAI, and served as IAI's deputy vice president - internal auditing from 1999 to 2003. From 1993 to 1999, Mr. Nuss served as the director of finance of IAI's electronics group. Mr. Nuss served as assistant to the chairman of the board of IAI from 1991 to 1993 and served in various financial management capacities at IAI since 1975. Mr. Nuss holds an M.B.A. in Business from the Tel Aviv University and a B.A. in Economics and Business Management from Bar Ilan University. Mr. Nuss holds a certificate in internal auditing.

         Jacob Perry has served as a director since December 2002, and as Deputy Chairman of the Board since 2006. Upon the retirement of Mr. Jacob Even-Ezra, Mr. Perry will succed him as the chairman of our Board of Directors. From 1995 to December 2002, Mr. Perry was president and CEO of Cellcom Israel Ltd., Israel's largest cellular phone operator. Mr. Perry served 29 years with the Israeli General Security Service, and served as its chief from 1988 until 1995. Mr. Perry has also served as an adviser to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the management of many public organizations. Mr. Perry is also a chairman of the board of directors of various companies, including Mizrahi Tefahot Bank B.M., B-Contact Ltd., a content company for cellular services, Pinpoint, Inc., a blank check company traded in the U.S., Allo Telecom and Keren Mor. Mr. Perry also serves as a director of Phytech Technologies. Mr. Perry holds an A.M.P. from Harvard Business School and a B.A. in Oriental Studies and History of the Jewish People from Tel-Aviv University.

         Zeev Livne has served as a director since July 2004. Mr. Livne has served as the chairman of Livne Strategic Consultants Ltd. since 2001. Mr. Livne served 39 years with the Israel Defense Forces, or IDF, until 2001. During his long military career with the IDF, Mr. Livne served as the Defense Attache to the

U.S. and Canada from 1997 to 2001, Military Secretary to the Prime Minister of Israel from 1996 to 1997 and Ground Force Commander from 1994 to 1996. From 1992 to 1994 Mr. Livne established the IDF Home Front Command and served as its first Commander. Mr. Livne serves on the board of directors of "PAZKAR," a private Israeli company. Mr. Livne holds a B.A. in History from the Tel Aviv University, and an M.A. in Geography from the University of Haifa.

         Shaul Kobrinsky has served as an outside director since July 2004. Mr. Kobrinsky has served as the president and chief executive officer of Urdan Industries Ltd., an investment and holding company since 1997. Since 2003 Mr. Kobrinsky has served as senior managing director of Alagem Capital Group, a Beverly Hills based investment group. From 1989 to 1997, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugated packaging. Previously, and since 1984, Mr. Kobrinsky served as deputy managing director of Clal Industries Ltd., a holding and investment company. He also serves as an outside director of Scope Metal Trading Ltd. Mr. Kobrinsky holds a B.A. in Economics from Tel Aviv University.

         Anat Winner has served as an outside director since July 2004. Mrs. Winner has been a business advisor since 2003. Mrs. Winner served from October 2001 to May 2003 as Chief Executive Officer and Chief Financial Officer of Israel News Ltd. From 1999 to October 2001, Mrs. Winner served as Chief Financial Officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating DBS television systems. From 1998 to 2000 Mrs. Winner served as an outside Director and chairman of the audit committee of Memsar Ltd. Previously, from 1995 to 1998, Mrs. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in importing and marketing cellular phones. From 1989 to 1995, Mrs. Winner served in various finance positions, including Chief Financial Officer of Hazera [the Seed company] (1939) Ltd. From 1984 to 1989 Mrs. Winner served as a senior audit manager with Ronel Stetner & Co., Certified Public Accountants in Israel. Mrs. Winner also serves as a director of Internet Gold-Golden Lines Ltd. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant in Israel since 1987.

         Mr. Even-Ezra is Mr. Dekel's father-in-law. Other than the relationship between Mr. Dekel and Mr. Even-Ezra, there are no family relationships among our directors.

         The Board of Directors recommends a vote FOR the election of all the above nominees.

Outside Directors

         The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. Outside directors must be Israeli residents who are qualified to be appointed as directors, unless the company's shares have been offered to the public outside of Israel or have been listed on a stock exchange outside of Israel. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

         In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

         As of 2006, at least one of the outside directors elected must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with "accounting and financial expertise" if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have "professional qualification."

         The outside directors are elected by shareholders at a general meeting. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

         In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Outside directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

         Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors. All outside directors are members of the audit committee of our company. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors

         In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the Securities and Exchange Commission. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. On June 27, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

         Our Board of Directors has determined that Mrs. Winner and Mr. Kobrinsky qualify both as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as outside directors under the requirements of the Israeli Companies Law. Our Board of Directors has further determined that Messrs. Nuss and Livne qualify as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ requirements.

Audit Committee

         Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.

         The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

         Our audit committee consists of three board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Mrs. Anat Winner and Messrs. Shaul Kobrinsky and Jacob Nuss. Our Board of Directors has determined that Mrs. Anat Winner has "financial expertise" within the meaning of the Israeli Companies Law. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.magal-ssl.com.

         Our Board has appointed a special compensation committee composed of Mssrs. Kobrinsky and Nuss to review, discuss and make recommendations to the Audit Committee regarding the terms of retirement of Mr. Even-Ezra from his position as the Chairman of the Board of Directors.

Internal Auditor

         Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether the company's actions comply with the law, integrity and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. Mr. Daniel Spira, CPA (Isr.) is our internal auditor.

Shareholder Communications with the Board of Directors

         Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to the attention of:

         Corporate Secretary
         Magal Security Systems Ltd.
         P.O. Box 70,
         Industrial Zone,
         Yehud 56100, Israel

         Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Executive Compensation

         During the fiscal year ended December 31, 2006, we paid aggregate compensation to all of our officers and directors as a group (consisting then of 16 persons) of approximately $1.4 million. In addition, we have provided automobiles to our executive officers at our expense. We maintain two key-man life insurance policies for Izhar Dekel. We are the beneficiary of one of these policies and certain of Mr. Dekel's family members are the beneficiaries of the other policy. We bear the cost of these two insurance policies.

         Our outside directors as well as directors who are not officers of our company or of any entity that beneficially owns 5% or more of our ordinary shares, receive an annual fee of $5,600 and an additional fee of $300 for each board or committee meeting that they attend.

         We follow Israeli law and practice, instead of the NASDAQ Marketplace requirements, regarding the compensation of our chief executive officer and other executive officers. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both board of directors and audit committee approval. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the non-controlling shareholders voting on the matter, or provided that the total number of shares held by non-controlling shareholders that voted against the proposal did not exceed one percent of all of the voting rights in the company.

         An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise precluded from receiving any other compensation, directly or indirectly, in connection with such service.

         During 2006, we did not grant any options to our directors or executive officers. During 2005, we granted options for the purchase of total of 62,300 ordinary shares to certain of our directors and executive officers. As of July 9, 2007, the 16 directors and executive officers, as a group, held options to purchase 151,800 of our ordinary shares at a weighted average exercise price of $7.77 per share.

         We have no service contracts with any of our directors that provide for benefits upon termination of employment. However, we do have employment agreements with certain of our directors in connection with their service as employees.

Stock Option Plan

         On October 27, 2003, our board of directors approved the 2003 Israeli Share Option Plan ("the 2003 Plan") which was approved by our shareholders in July 2004. The Board has elected to allot the options to comply with Israel's capital gain tax treatment requirements.

         Under the 2003 Plan, stock options will be periodically granted to our employees, directors, officers and consultants, in accordance with the decision of our board of directors. Our board of directors has the authority to determine the number of options, if any, which will be granted to each of the recipients, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option, and the purchase price thereof. Subject to shareholder approval, the 2003 Plan will be effective for ten years and shall terminate in October 2013.

         Under the 2003 Plan, no option may be exercised before the second anniversary of the date on which it was granted, and each option expires on or before the fifth anniversary of the date on which it was granted. Pursuant to the plan, any options that are cancelled or not exercised within the option period will become available for future grants.

         Pursuant to the provisions of the 2003 Plan, if we issue a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased.

         As of December 31, 2006, options to purchase 322,100 shares were outstanding and additional options to purchase 301,475 shares were available for grant.

         Grants of stock options under the 2003 Plan are accounted for by us over the exercise periods thereof as a compensation expense with a corresponding credit to our contributed capital. Ordinary shares subject to options under the 2003 Plan are valued for this purpose at their market value at the time the options are granted.

Related Party Transactions

         Our U.S. subsidiary, Smart Interactive Systems, Inc., provides video monitoring services to companies controlled by Nathan Kirsh, one of our directors and shareholders. The terms of the contracts under which we make sales to these companies were negotiated on an arms'-length basis and the terms of such contracts are no more favorable to these companies than those it could have obtained from an unaffiliated third party. Our sales to these companies during the years ended December 31, 2004, 2005 and 2006 were $386,000, $671,000 and
$765,000 respectively.

      II. COMPENSATION AND TERMS OF EMPLOYMENT FOR CERTAIN OF OUR DIRECTORS
                           (Item 2 on the Proxy Card)

         The Companies Law requires that the compensation of directors, including option grants, be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders. In addition, the Companies Law requires that the terms of employment of any director by the company in any other capacity be approved in the same manner.

         Messrs. Nuss, Perry and Livne have served as directors since 1993, 2002 and 2004, respectively. Our Audit Committee and Board of Directors have resolved to compensate Messrs. Nuss, Perry and Livne for their service by paying them an annual fee of $8,000 and a per meeting attendance fee of $300, subject to shareholder approval.

         "RESOLVED, that the decision of the Audit Committee and our Board of Directors to pay Messrs. Nuss, Perry and Livne annual remuneration of $8,000 and a per meeting attendance fee of $300, is hereby ratified."

         The Board of Directors recommends a vote FOR the foregoing resolution.

                   III. COMPENSATION FOR OUR OUTSIDE DIRECTORS
                           (Item 3 on the Proxy Card)

         Pursuant to the Companies Law, an outside director is entitled to compensation and to reimbursement of expenses as provided in the Companies Regulations (Rules Regarding Compensation to an Outside Director), 5760-2000, or the Companies Regulations, promulgated under the Companies Law. The Companies Regulations provide that an outside director is entitled to receive from the company an annual fee and a per meeting attendance fee for his or her participation at a meeting of the board of directors or any board committee (including written resolutions, meetings of committees of the board of directors, or convened by our chief executive officer), up to the amounts specified in the Companies Regulations. An outside director is otherwise prohibited from receiving any consideration, directly or indirectly, in connection with his or her service as an outside director. The Israeli Companies Law requires that the terms of compensation to outside directors be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders, unless such payments are determined according to the fixed amount specified in the Companies Regulations.

         If Mrs. Anat Winner and Mr. Shaul Kobrinsky are elected at this Meeting as our outside directors, they will serve as our outside directors for three-year terms until the 2010 Annual General Meeting of Shareholders.

         Our Audit Committee and our Board of Directors have resolved that the outside directors shall be paid an annual fee of $8,000 and a per meeting fee of $300, which are within the limits set forth in the Companies Regulations. It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

         "RESOLVED that the payment of directors' fees in the form of an annual fee of $8,000 and a per meeting fee of $300 to our outside directors for their second terms of service as approved by our Audit Committee and Board of Directors is hereby approved and confirmed."

         The Board of Directors recommends a vote FOR the foregoing resolution



          IV. APPROVAL OF THE TERMS OF COMPENSATION OF MR. JACOB PERRY,
                    DEPUTY CHAIRMAN OF OUR BOARD OF DIRECTORS
                           (Item 4 on the Proxy Card)

         Mr. Jacob Perry has served as a director since December 2002 and as Deputy Chairman of the Board since September 6, 2006.

         Our Audit Committee and Board of Directors have resolved, subject to shareholder approval, to approve the payment to Mr. Perry, in addition to the directors' fees described in Item 2 above, additional compensation for his services as deputy chairman of NIS 25,000 per month ((plus VAT) payable as of the date of his appointment as Deputy Chairman. It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

         "RESOLVED, that the decision of the Audit Committee and our Board of Directors to pay Mr. Perry a monthly fee of NIS 25,000 (plus VAT), as of September 6, 2006, for his services as Deputy Chairman of the Board of Directors, in addition to his compensation for service as a director, is hereby ratified."

         The Board of Directors recommends a vote FOR the foregoing resolution.

                    V. APPROVAL OF THE TERMS OF RETIREMENT OF
            MR. JACOB EVEN- EZRA, CHAIRMAN OF OUR BOARD OF DIRECTORS
                           (Item 5 on the Proxy Card)

         Mr. Jacob Even-Ezra has served as the Chairman of our Board of Directors and Chief Executive Officer since 1984. Mr. Even-Ezra informed our Board that he intends to retire from his position as Chairman not later than December 31, 2007, but will continue to serve as a director. Upon Mr. Evan-Ezra's retirement, Mr. Jacob Perry will become the Chairman of our Board.

         Our Audit Committee and Board of Directors have determined, subject to shareholder approval, to approve the retirement terms of Mr. Jacob Even-Ezra as follows: Mr. Even Ezra will receive a one time retirement bonus equal to 150% of his current gross annual salary and will be entitled to receive certain perquisites from the Company, the value thereof presently estimated to be $50,000 per year, for the rest of his life. It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

         "RESOLVED, that the decision of the Audit Committee and our Board of Directors to pay to Mr. Jacob Even-Ezra a one time retirement bonus equal to 150% of his current gross annual salary and that he be entitled to receive certain perquisites from the Company, the value thereof presently estimated to be $50,000 per year, for the rest of his life, is hereby ratified."

         The Board of Directors recommends a vote FOR the foregoing resolution.

                   VI. APPROVAL OF THE TERMS OF EMPLOYMENT OF
                        OUR NEW CHIEF EXECUTIVE OFFICER
                           (Item 6 on the Proxy Card)

         Mr. Dekel has served as our President since 1990 and as a director since 1993. Mr. Dekel was appointed as our Chief Executive Officer on September 6, 2006.

         Our Audit Committee and Board of Directors have determined, subject to shareholder approval, to (i) approve a 14% increase in Mr. Dekel's gross monthly salary effective as of January 1, 2007, (ii) approve the formula used to calculate his annual bonus, which is linked to the increase in the Company's annual income before taxes, as reflected in the Company's annual audited consolidated financial statements, but in no event will the bonus exceed his annual gross salary, and (iii) grant Mr. Dekel, in his capacity as an officer, options to purchase 100,000 ordinary shares of the Company, exercisable at the closing price of our shares on the NASDAQ Global Market on the date of the Meeting. The above options will vest on August 16, 2009 and expire three years thereafter (August 16, 2012). It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

         "RESOLVED, that the decision of the Audit Committee and our Board of Directors to increase Mr. Dekel's gross monthly salary by 14% effective January 1, 2007, to approve a formula to calculate his annual bonus based on the increase in the Company's annual income before taxes as reflected in the Company's annual audited consolidated financial statements, but in no event greater than his annual gross salary, and to grant Mr. Dekel, in his capacity as an officer, options to purchase 100,000 ordinary shares of the Company, exercisable at the closing price of our shares on NASDAQ Global on the date of the Meeting, which options will vest on August 16, 2009 and expire three years thereafter, is hereby ratified."

         The Board of Directors recommends a vote FOR the foregoing resolution.

          VII. APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
                           (Item 7 on the Proxy Card)

         Our Board of Directors first appointed Kost Levary & Forer, independent certified public accountants in Israel, as our auditors in 1984 and has reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our auditors since such time. Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors. As a result of Kost Forer Gabbay & Kasierer's knowledge of our operations, our Audit Committee and Board of Directors are convinced that such firm has the necessary personnel, professional qualifications and independence to act as our auditors. Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be selected as our auditors for the fiscal year ending December 31, 2007 and recommends that the shareholders ratify and approve the selection.

         Shareholders will be asked to ratify the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2007 and to authorize the Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services.

         It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the independent registered public accountants of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2007, and to authorize the Audit Committee to fix their remuneration is ratified, confirmed and approved."

         The Board of Directors recommends a vote FOR the foregoing resolution.

Fees Paid to Independent Public Accountants

         The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm, Kost Forer Gabbay & Kasierer. All of such fees were pre-approved by our Audit Committee.

                                                Year Ended December 31,
                                                -----------------------
               Services Rendered                 2005             2006
               -----------------                 ----             ----
        Audit (1).................             $266,936         $384,013
        Audit-related (2).........                    -                -
        Tax (3)...................               45,100           27,169
        Other (4).................              194,124           19,393
                                                -------           ------
        Total ....................             $506,160         $430,575
---------------

1. Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements.

2. Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant.

3. Tax fees relate to services performed by the tax division for tax compliance.

4. Other fees in 2005 include mainly fees related to our public offering.

Audit Committee Pre-Approval Policies and Procedures

         Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our Audit Committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

           VIII. APPROVAL OF THE TERMS OF PROCUREMENT OF A DIRECTORS'
                    AND OFFICERS' LIABILITY INSURANCE POLICY
                           (Item 8 on the Proxy Card)

         The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the purchase of insurance covering the liability of any of its office holders with respect to an act performed by the office holder in his or her capacity as an office holder, for
(a) a breach of his or her duty of care to the company or to another person; (b) a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company's interests; or (c) a financial liability imposed upon him or her in favor of another person. Our Articles of Association allow us to insure our office holders to the fullest extent provided by the Israeli Companies Law.

         The Israeli Companies Law provides that a company may not enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
(b) a breach by the office holder of his or her duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (c) any act or omission done with the intent to unlawfully yield a personal benefit; or (d) any fine or monetary settlement imposed on the office holder.

         Under the Israeli Companies Law, the purchase of insurance coverage for office holders requires the approval of the audit committee and board of directors, and if such office holder is also a director, also the shareholders, in that order.

         We maintain directors' and officers' liability insurance with a per claim and aggregate coverage limit of $5 million. Such policy expires on October 31, 2007. Subject to the ratification and approval by the shareholders at the Meeting, our Audit Committee and Board of Directors have recommended that the Company purchase a new directors' and officers' liability insurance policy that will provide for coverage of up to $10 million at a cost not to exceed $150,000. We intend to negotiate with certain insurance companies to obtain the most cost effective policy, which may be renewed.

         Our Audit Committee and Board of Directors believe that the proposed procurement of directors' and officers' liability insurance policy coverage will enable us to attract and retain outstanding officers and directors.

          It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

         "RESOLVED, that the purchase by Magal Security Systems Ltd. of a directors' and officers' liability insurance policy, with maximum coverage of $10,000,000 for the benefit of all of our officers and directors, from time to time, is and hereby be approved; and that the management of the Company be, and hereby is, authorized and directed to negotiate and execute in the name and on behalf of the Company, contracts for such insurance, upon the terms and conditions so negotiated; provided that the annual premium shall not exceed $150,000; and

         "RESOLVED FURTHER, any renewal, extension and/or purchase of a new insurance policy for all directors and officers of the Magal Security Systems Ltd. and its subsidiaries, who may serve from time to time, is hereby approved; and that the management of the Company be, and hereby is, authorized and directed to negotiate and execute in the name and on behalf of the Company, contracts for such renewal, extension and/or purchase of insurance, upon the terms and conditions so negotiated; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) the annual premium for such coverage will not exceed $150,000; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy in accordance with these resolutions."

         Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

                      IX. REVIEW OF THE DIRECTORS' REPORT,
             CONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT

         At the Meeting, our Directors' Report, Consolidated Financial Statements and Auditor's Report for the year ended December 31, 2006 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

         The foregoing Auditors' Report and Consolidated Financial Statements may be viewed on our website - www.magal-ssl.com.

         None of the Auditors' Report, the Consolidated Financial Statements or the contents of our website form part of the proxy solicitation material.

                                 OTHER BUSINESS

         The Board of Directors knows of no business that is to be brought before the meeting other than as set forth in the Notice of Annual General Meeting of Shareholders. If any other matters properly come before the Meeting, the persons named in the enclosed form of proxy will vote in accordance with their best judgment on such matters.

         COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006 WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., 17 ALTALEF STREET, INDUSTRIAL ZONE, YEHUD 56100, ISRAEL, ATTENTION: RAYA ASHER, SECRETARY.


                                              By Order of the Board of Directors


                                              /s/Jacob Even-Ezra
                                              JACOB EVEN-EZRA
                                              Chairman of the Board of Directors
Dated:  July 12, 2007

                                                                          ITEM 2

                           MAGAL SECURITY SYSTEMS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Jacob Even-Ezra and Raya Asher, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on August 16, 2007 at 10:00 a.m. at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yehud 56100, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES FOR DIRECTOR AND OUTSIDE DIRECTOR IN ITEMS 1A, 1B AND 1C AND FOR ITEMS 2 THROUGH 8. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.


                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                           MAGAL SECURITY SYSTEMS LTD.

                                 August 16, 2007

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS
                        AND "FOR" PROPOSALS 2 THROUGH 8.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1a. The election of six directors for terms expiring in 2008.

[ ] FOR ALL NOMINEES                        NOMINEES:
                                            ( )JACOB EVEN-EZRA
[ ]WITHHOLD AUTHORITY FOR ALL NOMINEES      ( )IZHAR DEKEL
                                            ( )NATHAN KIRSH
[ ] FOR ALL EXCEPT                          ( )JACOB NUSS
      (See instructions below)              ( )JACOB PERRY
                                            ( )ZEEV LIVNE

1b.  To elect Shaul Kobrinsky as an outside director.

           [ ] FOR            [ ] AGAINST      [ ] ABSTAIN

1c.  To elect Anat Winner as an outside director.

           [ ] FOR            [ ] AGAINST      [ ] ABSTAIN


INSTRUCTION:     To withhold  authority to vote for any individual  nominee(s),
------------     mark "FOR ALL EXCEPT" and fill in the circle next to each
                 nominee you wish to withhold, as shown here: (X)


2. To approve the terms of compensation for certain of the Company's directors.

            [ ] FOR            [ ] AGAINST      [ ] ABSTAIN

3.   To approve the terms of compensation for the Company's outside directors.

           [ ] FOR            [ ] AGAINST      [ ] ABSTAIN

4. To approve the terms of compensation of Mr. Jacob Perry, the Deputy Chairman of the Company's Board of Directors.

           [ ] FOR            [ ] AGAINST      [ ] ABSTAIN

5. To approve the terms of retirement of Mr. Jacob Even-Ezra, Chairman of the Board of Directors.

           [ ] FOR            [ ] AGAINST      [ ] ABSTAIN

6. To approve the terms of employment of Mr. Izhar Dekel, the Company's new Chief Executive Officer.

           [ ] FOR            [ ] AGAINST      [ ] ABSTAIN

7. To ratify the reappointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2007 and to authorize the Company's Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services.

           [ ] FOR            [ ] AGAINST      [ ] ABSTAIN

8. To approve the terms of procurement of a directors' and officers' liability insurance policy.

           [ ] FOR            [ ] AGAINST      [ ] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                  (Registrant)


                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer

Date:  July 17, 2007